

MAIL STOP 3561

August 23, 2006

Mr. Marshall T. Reynolds
Chairman of the Board and Chief Executive Officer
Energy Services Acquisition Corp.
2450 First Avenue
Huntington, West Virginia 25703

> **Re:** **Energy Services Acquisition Corp.**
> **Amendment 4 to Registration Statement on Form S-1**
> **File No. 333-133111**
> **Filed on August 11, 2006**

Dear Mr. Reynolds:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1. Please revise the statement on the prospectus cover page that "our public shareholders will receive approximately $5.79 per unit … in the event of a liquidation of our company prior to consummation of a business combination" to clarify that in light of potential claims that may be made against the trust there is no guarantee that shareholders will in fact receive this amount.

Risk Factors, page 13

2. In the discussion of risk factor 12 on page 18, please state that waivers obtained from third parties may not be enforceable and discuss whether the indemnification agreements would cover these potential claims.

3. We note the disclosure in risk factor 12 relating to claims against the trust before a business combination reducing the amount investors would receive upon conversion. Revise to also state the risk to the company that it would have fewer funds available in the trust with which to obtain a target business.

4. Please revise risk factor 15 to clearly state the potential conflicts of interest that may arise, in light of the removal of risk factor 16.

Dissolution and Liquidation if No Business Combination, page 43

5. We reissue prior comment three of our letter dated August 7, 2006. We continue to note the disclosure on page 44 that you anticipate the notice to the trustee to liquidate would occur "promptly" after the expiration of the applicable time period. Please provide the basis for your belief that this will occur promptly. Also, clarify that there is no guarantee the liquidation will occur promptly and that there may be substantial delays in the liquidation. The current disclosure appears inconsistent with the risk factors relating to potential delays relating to dissolution and liquidation.

Description of Securities, page 59

6. We reissue prior comment three of our letter dated August 7, 2006. We note the reference on page 59 to shareholders being "entitled" to share ratably in the trust account upon liquidation.

* * * * * *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.

Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Raquel Howard at (202) 551-3291. Questions on other disclosure issues may be directed to Cathey Baker at (202) 551-3326.

Sincerely,

John Reynolds
Assistant Director

cc: Alan Schick, Esq.
       Fax: (202) 362-2902